                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549



                              --------------------



                                   SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)



                        KASH N' KARRY FOOD STORES, INC.
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                               (Name of Issuer)

                         Common Stock, $.01 par value
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                        (Title of Class of Securities)

                                   48577P106
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                                (CUSIP number)

                            Jennifer Holden Dunbar
                         Green Equity Investors, L.P.
                      333 South Grand Avenue, Suite 5400
                        Los Angeles, California  90071
                                (213) 625-0005
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               February 9, 1995
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            (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     /*/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 4 Pages)
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- -----------------------                                  -----------------------
  CUSIP No. 48577P106                  13D                Page  2  of  4 Pages
- -----------------------                                        ---    ---
                                                         -----------------------

- --------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


      Green Equity Investors, L.P.
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
 2                                                                       (b) [x]


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      SEC USE ONLY
 3


- --------------------------------------------------------------------------------
     SOURCE OF FUNDS*
 4
     OO
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     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5   ITEM 2(d) or 2(e)                                                       [_]


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     CITIZENSHIP OR PLACE OF ORGANIZATION
 6

     Delaware
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                        SOLE VOTING POWER
     NUMBER OF    7

      SHARES            857,378
                       ---------------------------------------------------------
   BENEFICIALLY         SHARED VOTING POWER
                  8
     OWNED BY
                        -0-
       EACH            ---------------------------------------------------------
                        SOLE DISPOSITIVE POWER
    REPORTING
                  9
      PERSON            857,378
                       ---------------------------------------------------------
       WITH             SHARED DISPOSITIVE POWER
                  10
                        -0-
- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      857,378
- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12


- --------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      28.8%
- --------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      PN
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

               Reference is made to that certain Schedule 13D (the "Schedule"), dated December 29, 1994, filed by Green Equity Investors, L.P., a Delaware Limited partnership ("GEI"). Items 3, 4 and 5 of the Schedule are hereby amended in their entirety as follows (unless otherwise indicated, defined terms have the same meaning as previously set forth in the Schedule):


Item 3.  Source and Amount of Funds or Other Consideration

               GEI acquired 200,000 shares of Common Stock, par value $0.01 per share ("Common Stock"), of Kash N' Karry Food Stores, Inc. in the market for an aggregate cash consideration of $3,395,425, the source of which was capital contributions of partners of GEI.


Item 4.  Purpose of Transaction

               GEI acquired the shares of Common Stock for investment purposes. GEI may acquire additional Kash 'N Karry securities or dispose of Kash N' Karry securities in the future. GEI has no current plans or proposals regarding any extraordinary corporation transaction, change in board of directors or management or otherwise involving Kash N' Karry, its management, securities, charter or control.


Item 5.  Interest in Securities of the Issuer

               (a) GEI is the beneficial owner of 857,378 shares, or 27.7%, of the outstanding Common Stock of Kash N' Karry.

               (b) GEI has sole voting and dispositive power with respect to the shares of Common Stock held by it. The sole general partner of GEI, Leonard Green & Partners, a Delaware limited partnership ("LGP"), has the power to direct the voting and investment of securities held by GEI. The address of LGP is 333 South Grand Ave., Suite 5400, Los Angeles, California 90071. The general partners of LGP (collectively, the "LGP Partners") are Gregory J. Annick, Jennifer Holden Dunbar, Leonard I. Green, Jonathan D. Sokoloff and Christopher
 V. Walker, and each of their addresses is c/o LGP, 333 South Grand Ave., Suite 5400, Los Angeles, California 90071. LGP, as general partner of Green Equity, and the LGP Partners, as general partners of LGP, may be deemed to share beneficial ownership of the shares beneficially owned by Green Equity, but disclaim any such beneficial ownership.

               (c) Other than the acquisitions described in Item 3 of the Schedule and Item 3 above, GEI did not have any transactions in the Common Stock in the last 60 days.

               (d)  See (b) above.

               (e)  Not applicable.


                                  Page 3 of 4
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                                   SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated:  February 24, 1995              GREEN EQUITY INVESTORS, L.P.,
                                        a Delaware limited partnership

                                        By:  LEONARD GREEN & PARTNERS,
                                        a Delaware limited partnership, its
                                        General Partner

                                        By: /s/ Jennifer Holden Dunbar
                                           _______________________________
                                              Jennifer Holden Dunbar,
                                              President, Willow III, Inc.
                                              A General Partner of
                                              Leonard Green & Partners



                                  Page 4 of 4